SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



(Mark One)

      (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the fiscal year ended December 31, 2002

                                       OR

      ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the transition period from __________ to __________


                         Commission file number: 1-12385



      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN



      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          NORTHROP GRUMMAN CORPORATION
                             1840 Century Park East
                          Los Angeles, California 90067

                                   SIGNATURES




         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                        NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN





Dated:  June 30, 2003        /s/ J. Michael Hateley
                             _____________________________________
                        By   J. Michael Hateley
                             Chairman, Administrative Committee

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2002 and 2001                                          2

   Statement of Changes in Net Assets Available for Plan Benefits for the
     Year Ended December 31, 2002                                              3

   Notes to Financial Statements                                            4-11

SUPPLEMENTAL SCHEDULE--Form 5500, Schedule H, Part IV, Line 4i,
     Schedule of Assets (Held at End of Year) as of December 31, 2002         12

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Northrop Grumman Savings and Investment Plan

We have audited the accompanying statements of net assets available for plan benefits of the Northrop Grumman Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.







June 26, 2003
Los Angeles, CA

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2002 AND 2001
----------------------------------------------------------------------------------------------
                                                                   2002             2001
ASSETS:
  Investment in Northrop Grumman Defined Contribution Plans
    Master Trust (Notes B, C, D and E)                        $3,666,622,346   $            -
  Investments (Notes A, B, C, D and E)                           513,468,593    4,756,707,724
                                                              --------------   --------------
           Total investments                                   4,180,090,939    4,756,707,724

  Receivables:
    Participant contributions                                      4,313,329        1,898,133
    Employer contributions                                         1,174,022          578,646
    Due from broker for securities sold                                    -        4,957,594
    Dividends and interest receivable                                      -        5,425,939
                                                              --------------   --------------
           Total receivables                                       5,487,351       12,860,312
                                                              --------------   --------------
           Total assets                                        4,185,578,290    4,769,568,036
                                                              --------------   --------------
LIABILITIES:
  Accrued expenses                                                 2,090,276        2,456,199
  Due to broker for securities purchased                                   -      112,697,349
                                                              --------------   --------------
           Total liabilities                                       2,090,276      115,153,548
                                                              --------------   --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                        $4,183,488,014   $4,654,414,488
                                                              ==============   ==============



See notes to financial statements.

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME (LOSS):
  Net depreciation in fair value of investments                               $  (653,417,610)
  Plan interest in Northrop Grumman Defined Contribution Plans Master Trust
    investment income (Notes B, C, D and E)                                        41,321,652
  Plan interest in Northrop Grumman Stable Value Fund investment income
   (Notes A, B, C, D and E)                                                        76,796,250
  Interest                                                                         15,383,359
  Dividends                                                                        19,712,267
  Investment expense                                                               (3,835,201)
                                                                              ---------------
           Total investment loss                                                 (504,039,283)
                                                                              ---------------
CONTRIBUTIONS:
  Participant                                                                     245,934,748
  Employer                                                                         83,190,024
                                                                              ---------------
           Total contributions                                                    329,124,772
                                                                              ---------------
DEDUCTIONS:
  Benefits paid to participants (Note B)                                         (301,849,409)
  Administrative expenses                                                          (8,419,222)
                                                                              ---------------
           Total deductions                                                      (310,268,631)
                                                                              ---------------
TRANSFER FROM OTHER PLANS (Note A)                                                 14,256,668
                                                                              ---------------
NET DECREASE                                                                     (470,926,474)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                                             4,654,414,488
                                                                              ---------------
  End of year                                                                 $ 4,183,488,014
                                                                              ===============


See notes to financial statements.

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of the Northrop Grumman Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Northrop Grumman Corporation (the "Company"). It was established February 1, 1962 and restated effective January 1, 1998. It covers substantially all hourly and salaried employees who are at least 18 years old, are citizens or residents of the United States of America and are not covered under another plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      On September 27, 2002, the Perceptics Corporation 401(k) Retirement Plan (the "Perceptics Plan") was merged with the Plan. Perceptics Plan participants then became eligible for participation in the Plan.

      On October 18, 2002, the Northrop Grumman Norden Represented Employee Savings Plan (the "Norden Represented Plan") was merged with the Plan. Norden Represented Plan participants then became eligible for participation in the Plan.

      Effective October 1, 2002, the Plan pooled its investments with those of another Northrop Grumman sponsored plan through the Northrop Grumman Defined Contribution Plans Master Trust (the "Master Trust") except for participant loans and the Charles Schwab Personal Choice Retirement Account.

      Contributions--Plan participants may contribute between 1% and 30% of eligible compensation in increments of 1%, on a tax-deferred (before-tax) basis, an after-tax basis, or a combination thereof. An active participant may change the percentage of his or her contributions. Contributions are subject to certain limitations.

      The Company's matching contributions are as follows:

        Employee Contribution                                 Company Match

        First  2% of eligible compensation                        100 %
        Next 2% of eligible compensation                           50 %
        Next 4% of eligible compensation                           25 %
        Contribution over 8%                                        0 %

      Participant Accounts--A separate account is maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting--Plan participants are fully vested (100%) at all times in the balance of their accounts (both employee and employer contributions), none of which may be forfeited for any reason.

      Investment Options--Upon enrollment in the Plan, each participant may direct that his or her employee contributions and Company matching contributions, in 1% increments, be invested in any of the following 12 investment funds.

         U.S. Equity Fund--The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund's objectives are capital appreciation over the long term, along with current income (dividends). The fund's stock investments are selected by independent professional investment managers appointed by the Plan's Investment Committee.

         U.S. Fixed Income Fund--The Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades (i.e., A or better) assigned by Moody's Investor Services or Standard & Poor's Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan's Investment Committee.

         Stable Value Fund--The Plan holds an interest in the Northrop Grumman Stable Value Fund (the "Stable Value Fund", see Note D). Investments of the Stable Value Fund are diversified among U.S. government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan's Investment Committee.

         Northrop Grumman Fund--The Northrop Grumman Fund invests primarily in Northrop Grumman Corporation common stock.

         Balanced Fund--The Balanced Fund consists of fixed portions of five of the savings plan funds (Stable Value Fund, U.S. Equity Fund, Fixed Income Fund, International Equity Fund and Small Cap Fund). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

         International Equity Fund--The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund's objectives are capital appreciation over the long term, along with current income (dividends).

         Small Cap Fund--The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund's objective is capital appreciation over the long term, rather than current income (dividends).

         Equity Index Fund--The Equity Index Fund consists of a diversified portfolio of stocks, as defined by an established market index. These stocks are selected by independent professional investment managers appointed by the Plan's Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor's 500 Stock Index.

         High Yield Bond Fund--The High Yield Bond Fund consists of below-investment-grade securities (i.e., BBB or lower) assigned by Moody's Investor Services or Standard & Poor's Corporation. The fund seeks to exceed the return of the high-quality (investment grade) bond market.

         International Bond Fund--The International Bond Fund consists of non-U.S. dollar denominated debt instruments rated within the three highest investment grades (i.e., A or better) by Moody's Investor Services or Standard & Poor's Corporation. The fund's objective is to provide a higher level of income and capital appreciation than the domestic fixed income market.

         Emerging Markets Fund--The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund's objective is capital appreciation over the long term.

         Schwab Personal Choice Retirement Account--The Schwab Personal Choice Retirement Account consists of more than 2,500 mutual funds, more than 300 fund families and the option to invest in individual stocks and bonds.

      Participants may change their investment options daily.

      Contributions deposited into each investment fund buy a number of units in each fund. The value of each participant's account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit. Unit values are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers.

      Participant Loans--Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50% of their account balance (not including Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant's account. The interest rate is fixed on the first business day of each month at the prime rate of the Plan's trustee plus 1%. Repayments are made from payroll deductions (for active employees) or personal check (for former employees or employees on a leave of absence). The maximum loan period is five years, or ten years for a loan used to acquire a dwelling that is to be the principal residence of the participant. Loans may be prepaid in full; partial prepayments are not permitted.

      Payment of Benefits--On termination of service (including termination due to death, disability or retirement) a participant may receive a lump-sum payment of his or her account balance. A participant may also delay his or her lump-sum payment until the age of 70 1/2, if the account balance exceeds $5,000.

      Distribution from the Northrop Grumman Fund will be paid in cash, stock or a combination of both, depending on the participant's election.

      Withdrawals--A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time. In addition, a participant may withdraw all or a portion of his or her Company matching contribution (plus earnings) at any time. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the Plan document).

B.    SUMMARY OF ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      Risk and Uncertainties--The Plan invests in various securities, including U.S. government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are normally exposed to various risks, such as interest rate, credit and overall market volatility. Due to the ongoing level of risk associated with investment securities, changes in the values of investment securities may occur in the near term, which could materially affect the amounts reported in the statements of net assets available for plan benefits.

      Investment Valuation and Income Recognition--The Plan's investments, including the Plan's interest in the Master Trust, are stated at fair value as determined by State Street Bank and Trust Company ("State Street" or the "Trustee"). The underlying investments in the Master Trust are valued as follows: Investments in securities traded on a national securities exchange are valued at their quoted market price at the end of the Plan year. Securities that have no quoted market price are presented at their estimated fair value.

      Securities are valued at their market values based on information and financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade such securities (investment managers, the Investment Committee, or, in the case of participant directed brokerage accounts, the participant's broker, as applicable). The Trustee relies on the prices provided by pricing sources or the investment managers, Investment Committee or participant's broker as a certification as to value in performing any valuations or calculations required of the Trustee under this contract.

      All securities and cash or cash equivalents are quoted in the local currency and then converted into US dollars using the appropriate exchange rate obtained by the Trustee.

      The investment contracts with insurance companies included in the Stable Value Fund are stated at contract value (see Notes D and E). Loans from participants are valued at cost, which approximates fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Broker commissions, transfer taxes and other charges and expenses incurred in connection with the purchase, sale or other disposition of securities or other investments held by the Master Trust are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes (if any) on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants and former participants (if any) whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

      The Master Trust allocates investment income, realized gains and losses, and unrealized appreciation on the underlying securities to the participating plans daily based upon the market value of each plan's investment. The unrealized appreciation or depreciation in the aggregate current value of investments is the difference between current value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.

      Expenses--Administrative expenses of the Plan are paid by either the Plan or the Plan's sponsor as provided in the Plan document.

      Payment of Benefits--Benefits are recorded when paid.

C.    INVESTMENTS

      As of December 31, 2002, the Plan's investments include a proportionate interest in certain investments held by the Master Trust. These investments are stated at fair values determined and reported by the Trustee in accordance with the Master Trust Agreement established by the Company (see Notes A and B). Proportionate interests of each participating plan are ascertained on the basis of the Trustee's plan accounting method for master trust arrangements. The Plan's investment in the Master Trust represents 80.5% of total net assets as reported by the Trustee of the Master Trust as of December 31, 2002.

      As of December 31, 2002, Master Trust assets of $635,648,142 were on loan to third party borrowers under security lending agreements. Such assets could be subject to sale restrictions in the event security lending agreements are terminated and the securities have not been returned to the Plan.

      The net assets of the Master Trust at fair value are as follows as of December 31, 2002:

        Assets:
          Temporary investments (See Note D)                                     $  298,243,357
          U.S. and foreign government securities                                    314,399,692
          Corporate debt instruments                                                186,349,259
          Common stocks                                                           1,704,725,533
          Common/collective trust funds                                             440,836,676
          Guaranteed and synthetic investment contracts (See Notes D and E)       1,690,110,231
          Other investments                                                           3,790,201
          Receivable for investments sold                                            55,685,018
          Dividends, interest and taxes receivable                                    6,938,752
                                                                                 --------------
          Total assets                                                            4,701,078,719
                                                                                 --------------
        Liabilities-due to broker for securities purchased                          151,289,439
                                                                                 --------------
          Total liabilities                                                         151,289,439
                                                                                 --------------
        Net assets of the Master Trust                                           $4,549,789,280
                                                                                 ==============

      Investment gain for the Master Trust is as follows for the period from October 1, 2002 through December 31, 2002:

        Investment income (loss):
          Net appreciation (depreciation) in fair value of investments:
            Temporary investments                                                $       22,284
            U.S. and foreign government securities                                    8,700,588
            Corporate debt instruments                                                9,554,251
            Common stocks                                                           (30,332,026)
            Common/collective trust funds                                            26,222,283
            Other investments                                                         1,252,568
                                                                                 --------------
          Net appreciation                                                           15,419,948

          Interest                                                                   32,361,722
          Dividends                                                                   7,234,555
          Other income                                                                  214,021
          Investment manager fees                                                      (219,834)
          Other expenses/fees                                                          (498,006)
                                                                                 --------------
          Total investment income                                                $   54,512,406
                                                                                 ==============

      The following presents investments, other than the Plan's investment in the Master Trust, that represent 5% or more of the Plan's net assets as of December 31:

                                                                            2002              2001
        Northrop Grumman Corporation common stock,
          4,032,315 shares                                                            $   406,497,675

        Plan interest in the Northrop Grumman Stable
           Value Fund                                                                   1,302,113,223

        Charles Schwab Personal Choice Retirement Account               436,886,177       520,888,338

D.    INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

      A portion of the Plan's investments that is part of the Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of the assets of the Plan and two other Northrop Grumman Corporation sponsored savings plans. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2002 and 2001, the Plan's interests in the net assets of the Stable Value Fund were approximately 83% and 95%, respectively. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

      The Plan has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2002, no borrowings under this arrangement were outstanding.

      Investments  held in the Stable  Value Fund were as follows as of December
31:

                                                                            2002                    2001
        Guaranteed and Synthetic Investment Contracts
          (at contract value)                                          $ 1,690,110,231      $ 1,330,767,485
        Northrop Retirement Savings Temporary Investment
          Fund                                                              49,488,133           44,101,075
                                                                       ---------------      ---------------
        Total                                                          $ 1,739,598,364      $ 1,374,868,560
                                                                       ===============      ===============

      Investment income of the Stable Value Fund totaled $84,068,657 for the year ended December 31, 2002.

E.    INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

      All investment contracts held by the Stable Value Fund are considered to be fully benefit responsive and therefore are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and administrative expenses.

      The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value
      Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities similar to those of guaranteed investment contracts. Each wrapper contract and its related underlying assets is referred to as a Synthetic Investment Contract ("SIC") and is recorded at contract value. The SICs held by the Stable Value Fund had a contract value totaling $1,646,981,826 and $1,286,790,463 at December 31, 2002 and 2001, respectively. The fair value of the underlying assets related to the wrapper contracts totaled $1,207,120,225 and $1,334,137,163 as of December 31, 2002 and 2001, respectively.

      The fair value of the non-synthetic guaranteed investment contracts totaled $48,732,748 and $45,670,508 at December 31, 2002 and 2001,
      respectively.

      The following information is disclosed for the investment contracts within the Stable Value Fund as of December 31:

                                                                      2002         2001
        Average yield of assets on December 31                        5.53 %       6.30 %
        Average crediting interest rate of assets at December 31      5.53 %       6.30 %
        Average duration                                              2.58 years   3.32 years

F.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments represent short-term investments managed by State Street. State Street is the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $865,091 for the year ended December 31, 2002. In Plan management's opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

G.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, the interests of all participants in their accounts are 100% vested and nonforfeitable.

H.    FEDERAL INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated April 25, 2000 that the Plan, as amended, and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code (the "IRC"). The Plan administrator and the Plan's counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

I.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500 as of December 31:

                                                                                2002                      2001
                                                                                ----                      ----
        Net assets available for Plan benefits
          per the financial statements                                        $ 4,183,488,014        $ 4,654,414,488
        Less:  Amounts allocated to withdrawing participants                       (6,606,122)            (3,379,572)
                                                                              ---------------        ---------------
        Net assets available for Plan benefits per the Form 5500              $ 4,176,881,892        $ 4,651,034,916
                                                                              ===============        ===============

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2002:

        Benefits paid to participants per the financial statements                                   $301,849,409
        Add:  Amounts allocated to withdrawing participants at December 31, 2002                        6,606,122
        Less:  Amounts allocated to withdrawing participants at December 31, 2001                      (3,379,572)
                                                                                                     ------------
        Benefits paid to participants per the Form 5500                                              $305,075,959
                                                                                                     ============

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

J.    SUBSEQUENT EVENTS

      Effective as of March 28, 2003, the TASC Profit Sharing and Savings Plan (the "TASC Savings Plan") and the TASC Services Corporation Employees Savings Plan (the "TASC Employee Savings Plan") were merged with the Plan, and the participants of the TASC Savings Plan and the TASC Employee Savings Plan became eligible for participation in the Plan.

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

FORM 5500 SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------------------

                                                          Description of Investment,
           Identity of Issue,                              Including Maturity Date,
             Borrower, Lessor                            Rate of Interest, Collateral,                      Current
             or Similar Party                                Par or Maturity Value                           Value
   *    Northrop Grumman Defined                      Participation in Northrop Grumman Defined          $  3,666,622,346
          Contribution Plans Master Trust               Contribution Plans Master Trust

        Charles Schwab                                Personal Choice Retirement Account                     436,886,177

   *    Northrop Grumman Corporation                  Participant loans (Prime + 1%)                          76,582,416
                                                                                                         ---------------
        Total                                                                                            $ 4,180,090,939
                                                                                                         ===============



                                 EXHIBIT INDEX


Exhibit No.            Document
-----------            --------

23                     Independent Auditors' Consent

99.1 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002